"Exemption No. 82-1357"

Continental

Press Release

04024660

RECEIVED 2004 MAY -3 A 9:21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

# Continental AG well poised for EU expansion

**Years long experience pays off in terms of production and new markets**

Hannover, April 23, 2004. The international automotive components supplier Continental AG feels well prepared for the EU's eastward expansion on May 1, 2004. Early on the Hannover-based company decided to step up its strategic involvement in Eastern Europe. The corporation's investments in the new member states have grown steadily in the last ten years and total much in excess of half a billion euros. Consequently, the corporation's passenger and commercial tire operations and its Continental Automotive Systems (CAS) and ContiTech divisions already enjoy a strong presence there.

The company manufactures in Czechia (Jicín, Otrokovice), Slovakia (Puchov, Dolnè Vestenice, Nowaky) and Hungary (Vac, Vészprem, Budapest). Even in Romania (due to join in 2007) both the Passenger & Light Truck Tire and ContiTech divisions have already set up factories (in Timişoara). CAS is set to follow suit in the summer of 2004 (in Sibiu). At present the corporation employs more than 11,000 in Eastern Europe (Romania 920, Slovakia 2,100, Czechia 5,600, Hungary 2,500).

PROCESSED MAY 04 2004 THOMSON FINANCIAL

Motivated and highly trained workers, overall costs well below those in Germany, and a good transport and logistics infrastructure are important reasons for the automotive supplier to produce in the East. "The wages back home in Germany are the third highest in all of Europe, close to 19 percent above the EU average. Even if the future sees wages in the new member states edging upward at a much faster rate than in Germany, there will still be a considerable gap in the foreseeable future," says Manfred Wennemer, Executive Board chairman at Continental AG.

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But Continental's keen interest in Eastern Europe stems not only from the area's production advantages. "We view the new member states primarily as lucrative growth markets, too," explains Wennemer. In 2004 and 2005 the economic growth rate in these countries will be around four percent. There is, we feel, considerable potential here as far as passenger tires - especially winter tires - are concerned. The same is true for truck tires.

The company does not intend to slacken its engagement in Eastern Europe in the years ahead. In the Romanian town of Sibiu (Hermannstadt), Continental Temic, a CAS-division company, will be opening a factory for the production of vehicle electronics assemblies. In a parallel development at the same location, an R&D center set to employ 150 will get going by the end of 2004. "The experience made at our initial plant in Romania – in Timişoara – has been very positive. That's why we have again opted for a university town, where we can draw on a large pool of well-trained workers," remarks Continental's deputy Board chairman, Dr. Wolfgang Ziebart.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and industrial elastomers. In 2003 the company had sales of EUR11.5 billion. It currently has a workforce of around 69,000.

Hannes Boekhoff
Head of Press
Tel.: +49 511 938-1278
Fax: +49 511 938-1055
E-Mail: prkonzern@conti.de

Anne Pfeffer
Local Press
Tel. +49 511 938-1364
Fax +49 511 938-1055
E-Mail: prkonzern@conti.de

**Corporate Image and Video Library: www.conti-online.com**

Continental

**Press Release**



## Continental Publishes Offer to Phoenix Shareholders

### Go-ahead given by German Financial Supervisory Authority (BaFin)

Hannover, April 26, 2004. Continental AG has published the stock purchase offer made to the shareholders of Phoenix AG, Hamburg, after review and go-ahead by the German Federal Financial Supervisory Authority (BaFin). The shareholders will now receive the necessary information and documents from the banks where their shares are deposited. The Phoenix shareholders have a first deadline of June 28, 2004, to accept the Continental offer of EUR15.00 per share.

One of the conditions of the takeover bid is that the stock purchase offer be accepted by Phoenix shareholders holding at least 75 percent of total stock by the acceptance deadline. The takeover is likewise contingent upon approval by the appropriate cartel authorities.

Continental AG views the planned takeover of Phoenix AG as a logical strategic step in the further development of its ContiTech division (sales of around EUR1.8 billion in 2003) into one of the world's leading specialists in rubber and plastics technology.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and industrial elastomers. In 2003 the company realized sales of EUR11.5 billion with a workforce of approximately 69,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485, Fax: -1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278, Fax: -1055
E-Mail: prkonzern@conti.de

**Corporate Image and Video Library: www.conti-online.com**